UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On September 20, 2017, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX España, S.A. (“CEMEX España”) was notified today about an adverse resolution regarding its appeal (the “Appeal”), filed with the Spanish tax authorities in 2014, of fines of which it had been notified in 2013. CEMEX España believes that most appeals such as the Appeal result in similar outcomes.

Spanish law provides for a number of further actions that may be filed in objection to these fines without CEMEX España having to make any payment (if a suspension of payment of these fines is granted by the National Court (Audiencia Nacional)) until such actions are finally resolved. CEMEX España intends to request that the National Court (Audiencia Nacional) suspend the payment of these fines and to file an action against the adverse resolution of the Appeal before the National Court (Audiencia Nacional) and, if necessary, before the highest court in Spain. CEMEX estimates that it could take four years from the date hereof, or longer, for this matter to reach a final resolution.

As background, in 2011, the Spanish tax authorities initiated a tax audit covering the 2006 to 2009 tax years, resulting in a challenge to a portion of the tax losses reported by CEMEX España for such years. As of the date hereof, CEMEX España has not applied any of these tax losses against the payment of taxes in Spain. The fines that CEMEX España was notified of in 2013 were for an amount of approximately €456 million (approximately U.S.$541.82 million as of August 31, 2017, based on an exchange rate of €0.8416 to U.S.$1.00).

CEMEX is not currently able to assess the likelihood of an adverse result to the actions that CEMEX España intends to file and, in general, of this matter. However, a final adverse resolution of this matter could have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	September 20, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller